FOR RIVERSOURCE MANAGERS SERIES, INC.:

EXHIBIT 77H - CHANGES IN CONTROL OF REGISTRANT

For RiverSource Fundamental Growth Fund:

During the semiannual period ended Nov. 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.